UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

Publicly-Held Company

MATERIAL FACT

Embraer S.A. (“Embraer” or “Company”), in accordance with CVM Instruction No. 358, of January 3, 2002, informs its shareholders and the market in general of its projections for the year 2021.

Embraer continues to operate in an environment of greater uncertainty than normal due to the impact of the Covid-19 pandemic on several of the markets in which the Company operates. Uneven rates of vaccination access, distribution, and application, combined with new strains of the virus, cause levels of risk and uncertainty to remain high at present. However, vaccination progress in many areas of the world have led to lower case counts and lower severe cases, improving confidence among consumers to travel, particularly shorter-haul leisure travel.

Embraer Commercial Aviation aircraft are among the leaders in service utilization, in comparison with the aircraft of our competitors, as the industry recovers from the pandemic, and our aircraft offer airlines increased flexibility in this uncertain environment. Also, during the pandemic, increasing numbers of high net worth individuals have migrated to using executive aviation, due to airline capacity reductions as well as a desire for a safer and more hygienic means of travel, allowing the customer to avoid large crowds and control who will travel in the same aircraft.

Small and medium-sized business jets have performed well in the recovery, with an increase in its sales, and Embraer is well-positioned with its portfolio of Phenoms and Praetors. Embraer’s Services & Support segment has also steadily improved from pandemic lows as commercial and executive traffic improve, with the revenue run rate back to pre-pandemic levels. The Defense & Security segment did not experience the immediate impact of the pandemic on results, though there are signs that budgets of some important customers have become strained following spending to fight the pandemic and its economic impacts. However, the Company remains confident that its portfolio of products in the Defense & Security segment will see improved worldwide demand over the coming years.

Given results over the first six months of 2021, better than the initial expectations, and improved visibility across business segments, Embraer is issuing financial and deliveries guidance for 2021.

2021 GUIDANCE
Commercial Aviation deliveries	45 - 50
Executive Aviation deliveries	90 - 95
Consolidated Revenues (US$ blns)	$4.0 - $4.5
Adjusted EBIT margin	3.0% - 4.0%
Adjusted EBITDA margin	8.5% - 9.5%
Free Cash Flow (US$ mlns)	($150) - $0

Embraer expects free cash flow usage in 2021 to be considerably better than in 2020 as the Company sees improvement in revenues as well as profitability, on achieved and ongoing cost efficiencies. In addition, projects to improve working capital efficiency, combined with lower capex and development spending needs, will also contribute to lower free cash usage in the year. The Company expects 2021 free cash flow to be a usage of US$ 150 million to breakeven for the year. It is important to note that the free cash flow guidance does not include any potential cash inflows from non-core asset sales or any strategic partnerships that may close during the year.

São José dos Campos, August 13, 2021

Antonio Carlos Garcia

Executive Vice-President, Finance &

Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations